

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2010

Mr. Michael J. Malbourne
Chief Financial Officer
Elray Resources, Inc.
#15, 291 Street, Sangkat Boeng Kok 1
Tourl Kok District
Phnom Penh, Cambodia

> **Re:** **Elray Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 000-52727**

Dear Mr. Malbourne:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief